
Creditex Securities Corporation

(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

(In thousands, except share data)

December 31, 2015


Assets

Cash	$	5,526
Receivable from clearing broker		130
Accounts receivable, net of allowance for doubtful accounts of $1		1,570
Clearing incentive due from affiliate		96
Deferred tax assets		268
Deposit with clearing broker		250
Other assets		161
Total assets	$	8,001

Liabilities and stockholder's equity

Liabilities:

Accrued expenses	$	647
Due to affiliates, net		806
Total liabilities		1,453

Stockholder's equity:

Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares)		440
Additional paid-in capital		1,850
Retained earnings		4,258
Total stockholder's equity		6,548
Total liabilities and stockholder's equity	$	8,001

See accompanying notes.